Exhibit 12.1

FERRELLGAS , L.P. AND SUBSIDIARIES

CALCULATION OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

						Six months
	Fiscal Year Ended July 31,					ended January
	2011	2012	2013	2014	2015	2016
Earnings
Pre-tax income from continuing operations	$(9,837)	$6,709	$75,213	$52,378	$46,043	$(14,168)
Add: Fixed charges (see below)	121,471	82,714	77,990	95,308	89,063	63,269
Less: capitalized interest	—	—	—	—	—	—
Income as adjusted (a)	$111,634	$89,423	$153,203	$147,686	$135,106	$49,101

Fixed charges
Interest, either expensed or capitalized, and amortized capitalized expenses related to indebtedness	116,523	77,127	72,974	91,534	84,227	60,459
Interest portion of lease expense	4,948	5,587	5,016	3,774	4,836	2,810
Fixed charges (b)	$121,471	$82,714	$77,990	$95,308	$89,063	$63,269

Ratio of Earnings to Fixed Charges (a/b)	0.9	1.1	2.0	1.5	1.5	0.8